Exhibit 99.1

Sapiens Partners with Insurtech Marketplace Player Intellagents to Expand its P&C Ecosystem

The partnership with Intellagents, a FatBrain AI company, creates opulent opportunities for P&C customers

Raleigh, N.C., August 16, 2022 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today an agreement with Intellagents, a no-code, hybrid cloud, independent insurance marketplace platform provider.

The partnership expands the Sapiens CoreSuite for P&C ecosystem and connects agents and insurers to a new digital marketplace with best-in-class insurtech solutions, data sources, AI providers and more. The new solution eliminates the costly friction of integrating legacy and modern systems and orchestrates agile and efficient performance over a single dynamic API marketplace.

“We are pleased to partner with Sapiens. Part of our success is due to our diligence in bringing together tried-and-true technologies and services so users can be confident they are working with secure applications from trustworthy, stable vendors. We look forward to working with Sapiens to equip its P&C solutions with unprecedented reach”, says Mark Stender, CEO of Intellagents.

The partnership grants insurers access to hundreds of data and insurtech providers and thus reducing insurance cycle times, increasing efficiency, and collaborating transparently while enhancing user experience.

“Sapiens is incredibly excited to announce this partnership. The marketplace is massive and for our customers, it means the ability to leverage all the best-in-class insurtech technologies without having to embark on costly, time-consuming integration projects,” says Jamie Yoder, Sapiens President & General Manager, North America.

Intellagents’ platform will integrate with Sapiens CoreSuite for P&C solution to deliver a vast data marketplace on a single adapter, thereby eliminating the need to build additional integrations for new interfaces. Sapiens CoreSuite for P&C is a customer-centric, low-code enterprise suite that empowers insurers to rapidly meet evolving business and customer needs.

About Intellagents

Founded in 2019, Intellagents is the only no-code, hybrid cloud, independent insurance integration platform, connecting agents, insurers, and new digital marketplaces and ecosystems with best-in-class insurtech solutions, data, and AI providers, core and legacy systems to power “Real Change” in the insurance industry. Intellagents removes the costly friction of integrating old and new solutions, and orchestrates agile, efficient performance through one dynamic API marketplace. www.intellagents.com

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About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life and pension markets, the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Dina Vince
Head of Investor Relations, Sapiens

ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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